SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20 PUBLICLY-HELD COMPANY
CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED NINETY SECOND
EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: December 02, 2015 - 2:30 p.m. 3. CALL NOTICE: Call notice was published in the Official Gazette of the State of Paraná and in the Gazeta do Povo newspaper. 4.“QUORUM”: Shareholders representing sixty-two point zero eight per cent (62.08%) of the voting capital attended the meeting. 5. PRESIDING BOARD: VINICIUS KLEIN - Chairman; LUIZ FERNANDO LEONE VIANNA – Secretary of the Board of Directors; and DENISE TEIXEIRA GOMES -Secretary. 6. RESOLUTION:

ITEM 1 – Authorization, by a majority of members voting, of the signature of the Fifth Amendment to the Concession Agreement for Electricity Distribution no. 046/1999-Aneel between the Federal Government and Copel Distribuição S.A.

7. SIGNATURES: VINICIUS KLEIN - Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; LUIZ FERNANDO LEONE VIANNA – the Company’s CEO and Secretary of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. The signatures of the attending shareholders were omitted as per the authorization registered in the minutes of the meeting.

The full text of the Minutes of the 192nd Extraordinary Shareholders’ Meeting was recorded on pages 002 to 004 of Book 11 of Companhia Paranaense de Energia - Copel.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 2, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.